UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-43174 |

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__

MM/DD/YY      MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __SAL EQUITY TRADING, GP__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__401 CITY AVENUE, SUITE 220__

(No. and Street)

| __BALA CYNWYD__ | __PA__ | __19004__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __MELISSA JAMACA__ | __610-617-4385__ | __MELISSA.JAMACA@SIG.COM__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__

(Name – if individual, state last, first, and middle name)

| __300 Madison Avenue__ | __New York__ | __NY__ | __10017__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| __10/20/2003__ | | __238__ | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

**OATH OR AFFIRMATION**

I, MELISSA JAMACA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAL EQUITY TRADING, GP, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

Signature: [signature]

Title: TREASURER

[signature] 2/20/25
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SAL EQUITY TRADING, GP

**(a general partnership)**

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2024**



**Report of Independent Registered Public Accounting Firm**

To the Partners of SAL Equity Trading, GP

***Opinion on the Financial Statement – Statement of Financial Condition***

We have audited the accompanying statement of financial condition of SAL Equity Trading, GP (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Philadelphia, Pennsylvania
February 27, 2025

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, www.pwc.com/us

**SAL EQUITY TRADING, GP**

**Statement of Financial Condition**
**December 31, 2024**
(dollars in thousands)

### Assets

| | | |
|---|---|---:|
| Cash | $ | 27 |
| Receivable from clearing broker/clearing organization | | 44,481 |
| Securities owned – at fair value | | 9,639 |
| Accrued trading receivables | | 121 |
| Receivable from affiliates | | 151 |
| Exchange memberships - at cost (fair value $649) | | 427 |
| Exchange shares - at cost (fair value $2,316) | | 131 |
| Other assets | | 257 |
| | | |
| Total assets | $ | 55,234 |

### Liabilities and partners' capital

| | | |
|---|---|---:|
| Payable to affiliated broker dealer | $ | 1,769 |
| Payable to affiliates | | 80 |
| Accrued expenses and other liabilities | | 154 |
| | | |
| Total liabilities | | 2,003 |
| | | |
| Partners' capital | | 53,231 |
| | | |
| Total liabilities and partners' capital | $ | 55,234 |

**SAL EQUITY TRADING, GP**

**Notes to Statement of Financial Condition**
**December 31, 2024**
(dollars in thousands)

**NOTE 1 – ORGANIZATION**

SAL Equity Trading, GP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc.  The Entity provides order execution services and clearing services to an affiliated registered broker-dealer. The Entity is owned 99.9% by SAL Equity Holding, LLC and 0.1% by SAL Equity Partner, LLC.

**NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES**

**Basis of Presentation**

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

**Financial Instruments**

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

**Revenue from Contracts**

Revenue from contracts consists of order execution and clearing services provided to an affiliate. Each time the Entity executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order execution on a trade date basis. The Entity recognizes revenue from clearing services as services have been provided.

**Cash**

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

**Current Expected Credit Losses ("CECL")**

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

*Receivable from clearing broker;* No allowance for credit losses is recognized on receivable from clearing broker. The Entity determined that no expected credit losses exist due to the nature and life of the financial assets held with the Entity's clearing broker. Certain trades and contracts are cleared through centralized clearing organizations and settled daily, further limiting unsettled credit exposure. The Entity monitors the capital adequacy of its clearing broker.

**Valuation of Financial Instruments**

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

**SAL EQUITY TRADING, GP**

**Notes to Statement of Financial Condition**
**December 31, 2024**
(dollars in thousands)

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

See *Note 5 – Fair Value of Financial Instruments* for further information.

**NOTE 3 – RISK FACTORS**

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of fixed income or rate-sensitive instruments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

**NOTE 4 – RELATED PARTY TRANSACTIONS**

The schedule below identifies the location of the Entity's related party activities within the statement of financial condition. Explanation of the relationships are included below the schedule.

| | Activity | Receivable / Payable | Statement of Financial Condition Location |
|---|---|---|---|
| (1) | Shared Services Agreement | $ 79 | Payable to affiliates |
| (2) | Administrative and Technical Support Services | 1 | Payable to affiliates |
| (3) | Trading and Execution Services | 151 | Receivable from affiliates |

(1) An affiliate acts as a common payment agent for the Entity for various direct and indirect operating expenses. The Entity reimburses the affiliate for these costs.

(2) An affiliate provides the Entity with administrative and technology support services. The Entity pays a monthly fee for these services.

(3) Affiliated broker-dealers pay the Entity a fee for trading and execution charges incurred. The Entity provides a rebate to the affiliates for liquidity provided, when applicable.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

**SAL EQUITY TRADING, GP**

**Notes to Statement of Financial Condition**
**December 31, 2024**
(dollars in thousands)

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

**NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS**

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2024. Any financial instruments that are not carried at fair value on the consolidated statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally limited credit risk. This estimated fair value would be classified under Level 2, except for cash, which would be Level 1.

Assets measured at fair value:

| Description | Totals | Level 1 | Level 2 |
|---|---|---|---|
| Government debt securities | 9,639 | 9,639 | — |
| **Total securities owned** | $ 9,639 | | |
| Exchange shares | 2,316 | 2,316 | — |
| Exchange memberships | 649 | | 649 |

Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year.

Exchange memberships are valued at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

Exchange shares are valued in the above table at the last reported contracted sales price as of the valuation date.

**NOTE 6 – RECEIVABLE FROM CLEARING BROKER AND CLEARING ORGANIZATION**

The clearing and depository operations for the Entity's securities transactions are provided by BofA Securities, Inc. and The Depository Trust Company.

At December 31, 2024, substantially all of the securities owned and the amounts receivable from clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from these clearing brokers. To the extent that there are securities at these clearing brokers, the securities serve as collateral for the amounts payable to such clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

| | Receivable | Payable |
|---|---|---|
| Receivable from clearing brokers | $ 42,712 | $ — |
| Receivable from clearing organizations | 1,769 | — |
| Payable to affiliated broker dealer | — | 1,769 |
| | $ 44,481 | $ 1,769 |

**SAL EQUITY TRADING, GP**

**Notes to Statement of Financial Condition**
**December 31, 2024**
(dollars in thousands)

**NOTE 7 – PAYABLE TO AFFILIATED BROKER DEALER**

The Entity provides clearing for the stock lending and borrowing business of an affiliated broker-dealer. The Entity otherwise does not provide any other clearing or settlement services to the affiliated broker-dealer or any other affiliated or non-affiliated entity.

At December 31, 2024, all of the amounts payable to customer reflected on the statement of financial condition are amounts due to the affiliated broker-dealer.

**NOTE 8 – INCOME TAXES**

No provision for federal income taxes has been made because the Entity is taxed as a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2024, management has determined that there are no material uncertain income tax positions.

**NOTE 9 – NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250. As of December 31, 2024, the Entity had net capital of $20,793, which exceeded its requirement of $250 by $20,543.

The Entity is also subject to requirements of the Securities Exchange Act of 1934 Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2024, the Entity was not required to deposit any amounts into a special reserve bank account.

**NOTE 10 – EXCHANGE MEMBERSHIPS/SHARES**

The amounts included in exchange shares on the statement of financial condition that represent both an ownership interest and the right to conduct business on the exchanges and are held for operating purposes by the Entity to conduct business on the exchange and are accounted for as an ownership interest at cost with appropriate consideration for impairment. Management believes there is no impairment to recognize on these exchange shares as of December 31, 2024.

The amounts included in exchange memberships on the statement of financial condition that represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment. Management believes there is no impairment to recognize on these exchange memberships as of December 31, 2024.

**NOTE 11 – SUBSEQUENT EVENTS**

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the statement of financial condition. Such evaluation was performed through February 27, 2025, the date that this statement of financial condition was issued.